Exhibit 99.1

HQ/CS/CL.24B/15390

19 May 2014

Sir,

Sub: Press Release – Tata Communications announces next steps in proposed Neotel and Vodacom transaction.

Please find attached herewith the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

CIN : L64200MH1986PLC039266

For immediate release	PRESS RELEASE

Tata Communications announces next steps in proposed Neotel and Vodacom transaction

Mumbai, India and South Africa, Johannesburg, 19 May 2014: The shareholders of Neotel and Vodacom SA have announced today that they have favourably concluded an agreement on the commercial structure and terms to proceed for Vodacom to acquire 100 per cent of the shares of Neotel valued at an enterprise value of ZAR 7.0 billion. This follows the announcement late last year that the parties were entering into exclusive talks for a due diligence.

The structure of the deal and its commercial terms remain subject to regulatory and competition authority approvals and the parties will be immediately commencing the necessary processes in that regard.

Vinod Kumar, MD and CEO, Tata Communications says, “Tata Communications is pleased with the outcome of this deal. It is in line with our financial objectives while paving the way for Neotel to improve its value proposition in the South African market.”

Sunil Joshi, MD & CEO of Neotel says, “We are encouraged at the progress made to date and will focus now on ensuring compliance with the regulatory approvals processes and the engagement with the competition authorities. Neotel continues to grow in the South African market and with this, when approved, will enable a greater choice of products and services for our customers and increased competition, while Neotel continues to deliver improved services and grows its customer base.”

Kennedy Memani, Nexus Connexion says, “This transaction will impact the landscape of the Telecommunications industry in South Africa. We believe it will enhance the customer experience and benefit the South African public.”

ENDS…

About Tata Communications

Tata Communications Limited along with its subsidiaries (Tata Communications) is a leading global provider of A New World of Communications™. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network with connectivity to more than 200 countries and territories across 400 PoPs, as well as nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

http://www.tatacommunications.com

For immediate release	PRESS RELEASE

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

About Neotel:

Neotel is South Africa’s first converged communications network operator. It provides a range of value-added voice, internet and data services for businesses, wholesale network operators and providers and retail customers using its IP Next Generation Network, powered by Neotel’s high-performance fibre optic backbone. Neotel connects the major centres in South Africa to each other and to the world, directly linking its infrastructure into Tata Communications’ global Tier 1 network. Neotel offers fresh thinking, a creative approach and flexible solutions for communications in South Africa. Neotel continues to invest in developing a world-class fibre network infrastructure which now spans Johannesburg, Pretoria, Durban, Cape Town, Pietermaritzburg, Port Elizabeth and traverses approximately 30 other cities, towns and villages in South Africa.

Media queries:

Tata Communications	Tata Communications
Divya Anand	Rozzyn Boy
+91 897 606 8777	+44 7780880880
divya.anand@tatacommunications.com	rozzyn.boy@tatacommunications.com

Tracy Cohen

Neotel

+27 82 999 0202

Tracy.cohen@neotel.co.za

@tata_comm | http://tatacommunications-newworld.com | www.youtube.com/tatacomms

© 2014 Tata Communications. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

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